

12061563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 30 2012
Washington DC
401

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68518 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 3/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Religare Capital Markets Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue Suite 2508
(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Lilley (646) 307-4101
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I Gary Lilley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Religare Capital Markets Inc, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

**State of** New York
**County of** New York
**Sworn to before me this** 22nd **day of** May, **20**12 **by** Gary Lilley

Notary Public

Signature

Chief Executive Officer
Title

**MICHAEL SENZ**
**Notary Public - State of New York**
**No. 01SE6114952**
**Qualified in New York County**
**Commission Expires August 30, 2012**

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WeiserMazars LLP

**Religare Capital Markets Inc.**
(A Wholly-Owned Subsidiary of
Religare Investment Holdings (UK) Ltd.)

Statement of Financial Condition

March 31, 2012

MAZARS

WeiserMazars
ACCOUNTING | TAX | ADVISORY

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.

**Religare Capital Markets Inc.**
(A Wholly-Owned Subsidiary of
Religare Investment Holdings (UK) Ltd.)

Statement of Financial Condition

March 31, 2012

**Religare Capital Markets, Inc.**
(A Wholly-Owned Subsidiary of Religare Investment Holdings (UK) Ltd.)
March 31, 2012

## Table of Contents

MAZARS

WeiserMazars

**Independent Auditors' Report**

To the Board of Directors and Stockholder
Religare Capital Markets Inc.

We have audited the accompanying statement of financial condition of Religare Capital Markets Inc. (a wholly-owned subsidiary of Religare Investment Holdings (UK) Ltd.) (the "Company") as of March 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Religare Capital Markets Inc. as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.



May 25, 2012

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

# Religare Capital Markets, Inc.
**(A Wholly-Owned Subsidiary of Religare Investment Holdings (UK) Ltd.)**
**Statement of Financial Condition**
**March 31, 2011**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 4,449,563 |
| Deposit with clearing broker | | 100,004 |
| Due from affiliate | | 87,602 |
| Property and equipment, net | | 874,922 |
| Prepaid expenses and other assets | | 487,187 |
| **Total assets** | $ | 5,999,278 |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 345,203 |
| Deferred rent | | 170,375 |
| Due to affiliates | | 129,498 |
| **Total liabilities** | | 645,076 |
| **Stockholder's Equity** | | |
| Common stock, no par value; 50,000 shares authorized and 39,850 shares issued and outstanding | | 3,985,000 |
| Additional paid-in capital | | 10,680,000 |
| Accumulated deficit | | (9,310,798) |
| **Total stockholder's equity** | | 5,354,202 |
| **Total liabilities and stockholder's equity** | $ | 5,999,278 |

The accompanying notes are an integral part of these financial statements.

## (1) Organization and Nature of Business

Religare Capital Markets Inc. (the "Company") is a wholly-owned subsidiary of Religare Investment Holdings (UK) Ltd. ("Religare Holdings"). The Company was incorporated on July 30, 2008 under the laws of the State of Delaware and became a member of the Financial Industry Regulatory Authority (FINRA) on December 22, 2010. Religare Holdings is a wholly-owned subsidiary of Religare Capital Markets International (Mauritius) Ltd. ("RCMIM Ltd."), an entity based in the Mauritius. The ultimate parent company, Religare Enterprises Limited ("Religare Enterprises") is a publicly-listed company in India.

The Company acts as an introducing broker of various U.S. institutional customers relating to securities traded in India and other international markets. The Company also provides various brokerage related services including, but not limited to, assistance in the private placement of securities, distribution of new and secondary issues, provision of third-party research, mergers and acquisition advisory services and other corporate and financial services to various U.S. institutional customers.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of the rule.

## (2) Summary of Significant Accounting Policies

***Basis of Accounting***
The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States.

***Cash and Cash Equivalents***
The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash balances with one financial institution which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

***Property and Equipment***
Property and equipment purchased are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the term of the lease. Maintenance and repairs are charged to operations as incurred.

***Revenue and Expense Recognition***
Commissions earned through securities transactions and the related expenses are recorded on a trade date basis as securities transactions occur. Revenue from other services is recognized when the services are delivered.

*Income Taxes*
Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates for temporary differences when they are expected to be recovered or settled. The effect on the deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of deferred tax assets will not be realized in the future.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty for income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of March 31, 2012, the Company determined it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. At March 31, 2012, the Company is subject to U.S. federal, state and local, and non-U.S. income tax examinations by tax authorities for the years ended March 31, 2011, 2010 and 2009.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**(3) Property and Equipment**

A summary of the cost and accumulated depreciation of property and equipment at March 31, 2012 is as follows:

| | | Estimated Useful Life |
|---|---|---|
| Furniture and fixtures | $ 159,375 | 7 years |
| Leasehold improvements | 635,646 | 3 years |
| Equipments | 257,121 | 67 months |
| | 1,052,142 | |
| Less accumulated depreciation | 177,220 | |
| | $ 874,922 | |

## (4) Clearing Broker Agreement

On December 22, 2010, the Company executed a Clearing Agreement with a broker on a fully-disclosed basis. Pursuant to the terms of the Agreement, the Company introduces its customer transactions to such clearing broker for order handling, execution and clearance. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. As of March 31, 2012, the Company has placed approximately $100,000 deposit with such clearing broker.

## (5) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. The Company has elected to use the alternative method, as permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. As of March 31, 2012, the Company's net capital under the rule was $3,902,491, which exceeded the minimum requirement of $250,000 by $3,652,491.

## (6) Related Party Transactions

***Expense Sharing Agreement and Capital Backstop Agreement***
On September 20, 2011, the Company entered into a revised Expense Sharing Agreement (the "Expense Agreement") and a Capital Backstop Agreement (the "Capital Agreement") with RCM (Europe) Ltd. ("RCM Europe") an affiliate of the Company. The Expense Agreement provides that RCM Europe shall provide various administrative support services to the Company, including, but not limited to, accounting services, information support services, maintenance and support of systems and payroll and benefits administration. These expenses have not yet been paid by the Company in the amount of $64,000 and are included in due to affiliates in the accompanying statement of financial condition.

The Capital Agreement provides that RCM Europe will infuse sufficient capital, as and when needed, to ensure that the Company meets the minimum net capital requirements pursuant to Rule 15c3-1 of the Exchange Act. During the year ended March 31, 2012, an amount of $180,000, representing various expenses paid on behalf of the Company by RCM, Europe, was converted to equity. In addition during the year ended March 31, 2012, RCM Europe contributed capital to the Company amounting to $10.5 million.

***Commission Sharing Agreement***
The Company has a Commission Sharing Agreement with Religare Capital Markets Limited ("RCML"), an affiliate based in India, which provides that RCML will pay commission to the Company, based on a proportion of the net commission received by RCML, for the Company's services including, but not limited to, introducing eligible U.S. institutional clients to buy and/or sell Indian equities and debt securities, futures, options that are traded in the Indian, other emerging or international markets. In connection with this, the Company has an outstanding receivable from RCML of approximately $87,000 representing trading commission as of March 31, 2012.

***Due to Affiliates***

As of March 31, 2012, the Company owes RCM Europe approximately $119,000, representing various expenses paid on behalf of the Company including administrative support services in accordance with the Expense Agreement. The Company also has an outstanding payable to Religare Capital Markets (USA) LLC ("RCM USA"), another affiliate, approximately $10,000 representing various operating expenses.

## (7) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

## (8) Commitments and Contingencies

The Company is a lessee under a non-cancellable operating lease agreement which will expire on July 31, 2016. The lease includes taxes and other operating expense escalation clauses. At March 31, 2012, approximate amounts of future minimum rental payments required under the lease are as follows:

| At March 31: | |
|---|---|
| 2013 | $ 527,000 |
| 2014 | 527,000 |
| 2015 | 527,000 |
| 2016 | 527,000 |
| 2017 | 175,000 |
| Total | $ 2,283,000 |

In connection with the lease, the Company executed a Standby Letter of Credit ("SBLC") amounting to approximately $543,000, in favor of the lessor, representing the security deposit on this lease. The SBLC is guaranteed by a certificate of deposit with a financial institution amounting to approximately $382,000. As of March 31, 2012, this certificate of deposit has been included in the "prepaid expenses and other assets" in the accompanying statement of financial condition.

## (9) Employee Benefit Plan

The Company has set-up a 401(k) plan under which employees can contribute a percentage of their salaries subject to the limitation by the Internal Revenue Code. The Company matches the full employee contribution on the first 4% of the employee's salary. The Company's matching contributions vest to the employees 100%.

## (10) Subsequent Events

The Company has evaluated subsequent events through May 25, 2012, the date the financial statements were available for issuance.

www.weisermazars.com